UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒       Preliminary Proxy Statement

☐       Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐       Definitive Proxy Statement

☐       Definitive Additional Materials

☐       Soliciting Material Under Rule 14a-12

DIFFUSION PHARMACEUTICALS INC.
(Name of Registrant as Specified in Its Charter)

LIFESCI SPECIAL OPPORTUNITIES MASTER FUND LTD.

LIFESCI SPECIAL OPPORTUNITIES OFFSHORE FUND, LTD.

LIFESCI SPECIAL OPPORTUNITIES PARTNERS GP, LLC

LIFESCI MANAGEMENT COMPANY, LLC

PIRATE COVE CAPITAL LTD.

DAVID DOBKIN

JILL DAVIDSON

TENZIN KHANGSAR

JEFFREY KIMBELL

JESSICA M. LOCKETT

JEFFREY MAX

JOHN S. ZIEGLER

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED deceMBER 6, 2022

LifeSci Special Opportunities Master Fund Ltd.

______________, 2022

Dear Fellow Diffusion Stockholders:

LifeSci Special Opportunities Master Fund Ltd., a Cayman Island exempted company (together with its affiliates “LifeSci”, “us” or “we”), and the other participants in this solicitation are significant stockholders of Diffusion Pharmaceuticals Inc., a Delaware company (“Diffusion” or the “Company”), who beneficially own, in the aggregate, 96,976 shares of common stock, $0.001 par value per share (the “Common Stock”), of the Company. We are seeking your support at the Company’s upcoming 2022 annual meeting of stockholders (the “Annual Meeting”) to elect LifeSci’s six (6) highly qualified nominees to the Company’s Board of Directors (the “Board”). We believe the entire Board needs to be refreshed to ensure that (i) decisions relating to the Company’s strategic review are being made and (ii) the Company is being run, in a manner consistent with your best interests.

After years of underperformance and poor decision-making at Diffusion, we believe that stockholders have lost confidence in the Board’s and management team’s ability and willingness to take the actions necessary to unlock value for stockholders. That is why we are seeking to replace the incumbent Board with independent, highly qualified directors, who are committed to exploring all opportunities for value creation—including by pursuing a sale of the whole Company—while serving the best interests of all stockholders in the boardroom. We believe that stockholders would benefit from a new Board with independent directors who have extensive experience in serving as both operators and advisors to companies in the healthcare industry – their expertise includes clinical development, public company operations, and proficiency in restructuring and turnaround contexts. We believe that our nominees will provide perspective, industry experience, critically needed skill sets and, most importantly, a shared objective of enhancing value for the benefit of all Diffusion stockholders. The individuals that we have nominated are highly qualified, capable and ready to explore all options to best serve the interests of all stockholders of Diffusion.

In light of the Company’s poor financial and longstanding stock price underperformance under the oversight of the Board, we strongly believe that the Board requires new directors with the skills and expertise to ensure that the Company is configured and operated in a manner that maximizes value for stockholders.

There are currently seven (7) directors serving on the Board, all of whom have terms expiring at the Annual Meeting; however, the Company has disclosed that one incumbent director will be retiring effective December 16, 2022 and will not be standing for reelection at the Annual Meeting and the size of the Board will be reduced to six (6) directors effective and contingent upon such director’s resignation. The Company has nominated six (6) directors for election at the Annual Meeting. Through the attached Proxy Statement and enclosed BLUE proxy card, we are soliciting proxies to, among other matters described in the Proxy Statement, elect our six (6) nominees, Jill Davidson, Tenzin Khangsar, Jeffrey Kimbell, Jessica M. Lockett, Jeffrey Max and John S. Ziegler. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. LifeSci and Diffusion will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to six (6) nominees on LifeSci’s enclosed BLUE universal proxy card. Any stockholder who wishes to vote for any combination of the Company nominees and our nominees may do so on LifeSci’s BLUE universal proxy card. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote. In any case, we recommend that the stockholders vote in favor of LifeSci’s nominees, who we believe are most qualified to serve as directors in order to achieve a Board composition that we believe is in the best interest of all stockholders.

i

We believe that voting on the BLUE universal proxy card provides the best opportunity for stockholders to elect all of LifeSci’s nominees and achieve the best Board composition overall, since, according to the Company, any stockholder voting on the white proxy card that does not specify how to vote with respect to any nominee will have their shares voted by the proxies “for” the Board’s six nominees for director. We therefore urge stockholders to use our BLUE universal proxy card to vote “FOR” our nominees. IMPORTANTLY, IF YOU MARK MORE THAN SIX “FOR” BOXES FOR THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

We encourage you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE universal proxy card today. The attached Proxy Statement and the enclosed BLUE universal proxy card are first being furnished to stockholders on or about ____________, 2022.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated BLUE universal proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact InvestorCom LLC, which is assisting us, at its address and toll-free number listed below.

Thank you for your support,

David Dobkin

LifeSci Special Opportunities Master Fund Ltd.

ii

If you have any questions, require assistance in voting your BLUE universal proxy card,

or need additional copies of LifeSci’s proxy materials,

please contact InvestorCom LLC at the phone numbers listed below.

19 Old Kings Highway S. – Suite 130

Darien, Connecticut 06820

Toll Free (877) 972-0090

Banks and Brokers call collect (203) 972-9300

info@investor-com.com

iii

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED deceMBER 6, 2022

2022 ANNUAL MEETING OF STOCKHOLDERS

OF

DIFFUSION PHARMACEUTICALS INC.

_________________________

PROXY STATEMENT
OF
LifeSci Special Opportunities Master Fund Ltd.
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE UNIVERSAL PROXY CARD TODAY

LifeSci Special Opportunities Master Fund Ltd., a Cayman Islands exempted company (“LifeSci Master Fund”, and, together with its affiliates named herein, “LifeSci” or “we”), and the other participants in this solicitation are significant stockholders of Diffusion Pharmaceuticals, Inc., a Delaware company (“Diffusion” or the “Company”), who beneficially own, in the aggregate, 96,976 shares of Common Stock, par value $0.001 per share (the “Common Stock”), of the Company, representing approximately 4.8% of the outstanding shares of Common Stock. We believe that the Board of Directors of the Company (the “Board”) must be replaced to ensure that the Board takes the necessary steps for the Company’s stockholders to realize the maximum value of their investment. We have nominated six (6) highly qualified directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock and maximize stockholder value. Accordingly, we are seeking your support at the Company’s 2022 Annual Meeting of Stockholders scheduled to be held by means of a live webcast on December 30, 2022 at 8:00 a.m., Eastern Time (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of stockholders held in lieu thereof) (the “Annual Meeting”) for the following:

1.	To elect LifeSci’s six (6) director nominees, Jill Davidson, Tenzin Khangsar, Jeffrey Kimbell, Jessica M. Lockett, Jeffrey Max and John Ziegler (each a “LifeSci Nominee” and, collectively, the “LifeSci Nominees”) to serve as directors until the Company’s next annual meeting of stockholders or until their respective successors are elected and qualified;
2.	To ratify the selection of KPMG LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2022;
3.	To approve, on an advisory basis, the compensation of the Company’s named executive officers during the year ended December 31, 2021, as disclosed in the Company’s proxy statement;
4.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

This Proxy Statement and the enclosed BLUE universal proxy card are first being mailed to stockholders on or about __________, 2022.

The Company has disclosed that the Annual Meeting will be held exclusively online via a live webcast on the Internet. You will not be able to attend the Annual Meeting in person at a physical location. To participate in the Annual Meeting, you must pre-register by following the instructions set forth below.

Registered Stockholders

According to the Company’s proxy statement, stockholders of record as of the record date may register to participate in the Annual Meeting remotely by visiting the website www.cesonlineservices.com/dffn22_vm. Please have your proxy card, or notice, containing your control number available and follow the instructions to complete your registration request. After registering, stockholders will receive a confirmation email with a link and instructions for accessing the virtual Annual Meeting. Requests to register to participate in the Annual Meeting remotely must be received no later than 8:00 a.m., Eastern Time, on December 29, 2022.

Beneficial Stockholders

According to the Company’s proxy statement, stockholders whose shares are held through a broker, bank or other nominee as of the record date may register to participate in the Annual Meeting remotely by visiting the website www.cesonlineservices.com/dffn22_vm. Please have your Voting Instruction Form, notice, or other communication containing your control number available and follow the instructions to complete your registration request. After registering, stockholders will receive a confirmation email with a link and instructions for accessing the virtual Annual Meeting. Requests to register to participate in the Annual Meeting remotely must be received no later than 8:00 a.m., Eastern Time, on December 29, 2022. If you are a beneficial stockholder and you wish to vote your shares online during the virtual Annual Meeting, rather than submitting your voting instructions before the Annual Meeting, you will need to contact your bank, broker or other nominee to obtain a legal proxy form that you will need to submit electronically with your ballot during the online virtual Annual Meeting using a PDF, JPG, JPEG, GIF or PNG file format.

The meeting webcast will begin promptly at 8:00 a.m. Eastern Time and you should allow ample time for check-in procedures.

The Company has disclosed that six (6) candidates can be elected to the Board at the Annual Meeting. Through the attached Proxy Statement and enclosed BLUE universal proxy card, we are soliciting proxies to elect the LifeSci Nominees, who we believe are most qualified to serve as directors. LifeSci and Diffusion will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to six (6) nominees on LifeSci’s enclosed BLUE universal proxy card. Any stockholder who wishes to vote for any combination of the Company nominees and the LifeSci Nominees may do so on LifeSci’s BLUE universal proxy card. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote.

Your vote to elect the LifeSci Nominees will have the legal effect of replacing up to six (6) incumbent directors. If at least four (4) of our LifeSci Nominees are elected, they will constitute a majority of the Board. There is no assurance that any of the Company’s nominees will serve as directors if all or some of the LifeSci Nominees are elected. The names, background and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.

Stockholders are permitted to vote for less than six (6) nominees or for any combination (up to six total) of the LifeSci Nominees and the Company’s nominees on the BLUE universal proxy card. We recommend that stockholders vote for the LifeSci Nominees. Among other potential consequences, voting for Company nominees may result in the failure of several or all of the LifeSci Nominees to be elected to the Board.

We believe that voting on the BLUE universal proxy card provides the best opportunity for stockholders to elect the LifeSci Nominees and achieve the best Board composition overall, since, according to the Company, any stockholder voting on the white proxy card that does not specify how to vote with respect to any nominee will have their shares voted by the proxies “for” the Board’s six nominees for director. LifeSci therefore urges stockholders to use our BLUE universal proxy card to vote “FOR” the LifeSci Nominees.

OUR BLUE UNIVERSAL PROXY CARD WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE SIX (6) LIFESCI NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN SIX “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

The Company has set the close of business on November 1, 2022 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The address of the principal executive offices of the Company is 300 East Main Street, Suite 201, Charlottesville, Virginia 22902. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were 2,039,442 shares of Common Stock outstanding.

As of the Record Date and the date hereof, LifeSci Master Fund, LifeSci Special Opportunities Partners LP, a Delaware limited partnership (“LifeSci Special Opportunities”), LifeSci Special Opportunities Offshore Fund, Ltd., a Cayman Islands exempted company (“LifeSci Offshore”), LifeSci Special Opportunities Partners GP, LLC, a Delaware limited liability company (“LifeSci GP”), LifeSci Management Company LLC, a Delaware limited liability company (“LifeSci Management”), Pirate Cove Capital Ltd., a Cayman Island exempted company (“Pirate Cove”), David Dobkin and the LifeSci Nominees (each a “Participant” and, collectively, the “Participants”) collectively beneficially own 96,976 shares of Common Stock (the “LifeSci Shares”). We intend to vote such shares “FOR” the election of the LifeSci Nominees, “FOR” the approval of KPMG LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and “AGAINST” approval, on an advisory basis, of the compensation of the Company’s named executive officers, as described herein.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE universal proxy card today.

THIS SOLICITATION IS BEING MADE BY LIFESCI AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH LIFESCI IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE UNIVERSAL PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

LIFESCI URGES YOU TO VOTE “FOR” THE LIFESCI NOMINEES BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED BLUE UNIVERSAL PROXY CARD TODAY.

PLEASE SIGN, DATE AND RETURN THE BLUE UNIVERSAL PROXY CARD VOTING “FOR” THE ELECTION OF THE LIFESCI NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our BLUE universal proxy card are available at

www.___________.com

IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. LifeSci urges you to sign, date, and return the enclosed BLUE universal proxy card today to vote FOR the election of the LifeSci Nominees and in accordance with LifeSci’s recommendations on the other proposals on the agenda for the Annual Meeting.

☐	If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE universal proxy card and return it to LifeSci, c/o InvestorCom LLC, our proxy solicitor (“InvestorCom”), at 19 Old Kings Highway S., Suite 130, Darien, Connecticut 06820, in the enclosed postage-paid envelope today.

☐	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions. As a beneficial owner, you may vote the shares virtually at the Annual Meeting only if you obtain a legal proxy from the broker or bank giving you the rights to vote the shares.

☐	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

☐	You may vote your shares virtually at the Annual Meeting. Even if you plan to attend the Annual Meeting virtually, we recommend that you submit your BLUE proxy card by mail by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

As LifeSci is using a “universal” proxy card, which includes the LifeSci Nominees as well as the Company’s nominees, there is no need to use any other proxy card regardless of how you intend to vote. LifeSci strongly urges you NOT to sign or return any white proxy cards or voting instruction forms that you may receive from the Company. Even if you return the Company’s white proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you have previously sent to us.

If you have any questions, require assistance in voting your BLUE universal proxy card,

or need additional copies of LifeSci’s proxy materials,

please contact InvestorCom at the phone numbers listed below.

19 Old Kings Highway S. – Suite 130

Darien, Connecticut 06820

Toll Free (877) 972-0090

Banks and Brokers call collect (203) 972-9300

info@investor-com.com

BACKGROUND TO THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

•	On August 6, 2021, LifeSci Master Fund was founded by Mr. Dobkin and first began researching the Company.

•	On May 2, 2022, LifeSci Master Fund began acquiring its current position in the Company.

•	On May 25, 2022, LifeSci Capital LLC (“LS Capital”), an independent investment bank, was engaged by an unaffiliated client to serve as its representative in connection with presenting potential strategic alternatives to the Company.

•	On May 26, 2022, Mr. Dobkin, in his capacity as a Managing Director of LS Capital, sent an email to Robert Cobuzzi, the Company’s President and Chief Executive Officer, and William Hornung, the Company’s Chief Financial Officer, to request a meeting to discuss potential strategic alternatives for the Company. Mr. Dobkin also made a call to the Company on behalf of LS Capital’s client requesting a call to discuss strategic alternatives.

•	Also on May 26, 2022, William Elder, the Company’s general counsel, called Mr. Dobkin to discuss the nature of the interest of LS Capital’s client on a no-names basis.

•	On May 27, 2022, in response to Mr. Elder’s call, Mr. Dobkin sent an email to Mr. Elder which provided that LS Capital’s client was interested in exploring several potential actions with the Company, including, merging one or several new assets into the Company, in which LS Capital’s client already has an interest, and would participate in providing additional financing, restructuring the Company to minimize cash burn, or other strategic alternatives. LS Capital did not receive a response from the Company to its email.

•	On June 1, representatives of Tiberend Stategic Communications (“Tiberend”), the Company’s investor relations firm, attempted to call Mr. Dobkin but he was unable to immediately return their call. Mr. Dobkin called Tiberend representatives over 15 times from June 1, to August 4, 2022 without any further response from Tiberend.

•	On August 4, 2022, Mr. Dobkin sent an email to Mr. Elder to follow up on his email from May 27, 2022. Mr. Dobkin asked Mr. Elder if he was available for a phone call to further discuss the email.

•	On August 4, 2022, Mr. Dobkin had a telephone call and corresponded via email with Daniel Boateng and Jonathan Nugent of Tiberend. Mr. Dobkin requested help facilitating a call with Company management.

•	On September 14, 2022, Mr. Dobkin emailed Mr. Elder and Dr. Cobuzzi to once again follow up on his previous outreach efforts. Mr. Dobkin stated that LS Capital would be very interested in speaking with the Company to explore strategic alternatives that should result in a mutually beneficial outcome for all parties. Mr. Dobkin again requested a phone call to further discuss these ideas.

•	On September 15, 2022, Mr. Boateng and Mr. Nugent of Tiberend sent an email to Mr. Dobkin at to arrange a phone call to discuss the Company. Mr. Dobkin requested that a member of management be present on the call as well, but his request was declined.

•	On September 16, 2022, Mr. Boateng and Mr. Nugent and Mr. Dobkin had a call to discuss various strategic alternatives that LS Capital and its client-stockholders in the Company believed would be in the best interests of all of the Company’s stockholders. On this call, Mr. Dobkin requested to arrange a time to speak with the management of the Company following LS Capital’s and Tiberend’s discussion of various strategic alternatives, including a potential merger with a private company or a sale of the Company.

•	On September 21, 2022, nearly four months after Mr. Dobkin’s initial outreach to the Company, Mr. Dobkin emailed Mr. Boateng and Mr. Nugent as well as Mr. Elder and Dr. Cobuzzi to follow up on his request to schedule a phone call with the Company’s management.

•	On September 21, 2022, Mr. Elder requested that LS Capital’s client disclose additional information on a confidential basis and suggested that the parties execute a non-disclosure agreement. On the same day, Mr. Dobkin requested the Company’s non-disclosure agreement for review.

•	On September 23, 2022, Mr. Dobkin sent a follow-up via email to Mr. Elder requesting the Company’s non-disclosure agreement for review. Mr. Elder replied that the Company would return with a document shortly.

•	On September 26, 2022, Mr. Elder sent the Company’s non-disclosure agreement via email to Mr. Dobkin. Upon review of the non-disclosure agreement, LS Capital and certain of its affiliates declined to execute the non-disclosure agreement due to various clauses in the agreement that would restrict transacting in the Company’s stock and communications with third parties regarding the Company on a multi-year basis that were not standard in LS Capital’s view. Mr. Dobkin requested a follow-up call with management and agreed to discuss business development opportunities with the Company in such a manner that would not require a non-disclosure agreement.

•	On September 27, 2022, Mr. Dobkin had a call with Mr. Elder, Mr. Boateng and Mr. Nugent, during which potential business development opportunities were discussed and Mr. Dobkin identified three clients of LS Capital that had expressed interest in a potential transaction with the Company.

•	From this point onward, the Company declined to engage in further communications with LS Capital or any of its affiliates.

•	On October 16, 2022, LS Capital presented an unsolicited offer (the “Offer”) to the Company on behalf of its client, an unaffiliated investor in the Company, to purchase 100% of the Company’s outstanding common stock for $6.58 per share in cash, which represented a 20% premium to the Company’s closing stock price as of the close of business on Friday, October 13, 2022.

•	On October 18, 2022, the Company acknowledged receipt of the Offer.

•	On October 19, 2022, Mr. Dobkin followed up with the Company on behalf of LS Capital’s client regarding the anticipated timing of the Company’s response to the Offer.

•	On October 20, 2022, Mr. Elder replied to Mr. Dobkin, stating that the Company was continuing to work through its evaluation of the Offer, but expected to have a response soon.

•	On October 25, 2022, the Company announced it had hired Canaccord Genuity (“Canaccord”), an investment bank, to act as its financial advisor to oversee the process of exploring strategic alternatives for the Company. Mr. Elder subsequently emailed a response letter on behalf of the Company to Mr. Dobkin regarding the Offer, which described the offer as “woefully inadequate” and rejected the Offer, and directed further communications toward Canaccord as their financial advisor.

•	On October 27, 2022 the Company filed a Current Report on Form 8-K with the Securities and Exchange Commission (the “SEC”) announcing that the Board had established December 16, 2022 as the date of the Annual Meeting.

•	On November 7, 2022, LifeSci Master Fund delivered a notice of nomination (the “Nomination Notice”) to the Company nominating the LifeSci Nominees as candidates for election to the Board at the Annual Meeting.

•	On November 10, 2022, the Company filed a Current Report on Form 8-K announcing that the Board had rescheduled the date of the Annual Meeting to December 30, 2022.

•	On November 17, 2022, LifeSci issued a press release announcing its nomination of the LifeSci Nominees to the Board at the Annual Meeting.

•	On November 18, 2022, LifeSci Master Fund resubmitted its notice of nomination to the Company to reflect certain updates to the Nomination Notice.

•	Also on November 18, 2022, the Company filed its preliminary proxy statement.

•	On November 22, 2022, LifeSci Master Fund filed its preliminary proxy statement.

•	On November 28, 2022, the Company filed a revised preliminary proxy statement.

•	On December 1, 2022, the Company filed a revised preliminary proxy statement.

•	Also on December 1, 2022, the Company filed a Current Report on Form 8-K disclsoing that the Board has approved the nomination of each LifeSci Nominee for election at the Annual Meeting for the purpose of avoiding triggering any change of control provision under the Company Agreements (as defined below).

•	On December 2, 2022, LifeSci Master Fund filed a revised preliminary proxy statement.

•	On December 5, 2022, the Company filed its definitive proxy statement.

•	On December 6, 2022, LifeSci Master Fund filed this revised preliminary proxy statement.

REASONS FOR THE SOLICITATION

LifeSci Master Fund is a substantial holder of Diffusion with extensive professional experience in the healthcare sector with expertise in supporting and advising clinical stage biotech companies. After years of poor performance and decision-making, it is apparent to us that the Board and management team’s inability to effectively lead the Company has resulted in a significant loss of stockholder value. In our view, the current management team and Board are unfit to undertake and oversee a strategic transaction that will unlock stockholder value. We believe that the LifeSci Nominees are better qualified to lead efforts in overseeing a transaction to unlock stockholder value that the current Board and management team has been unable to create.

The Board and Management Team Have Overseen Long-term Underperformance and Poor Shareholder Returns

Diffusion’s stock price has significantly underperformed for years compared to macro and sector-specific indices demonstrating a lack of confidence in the Company’s direction.

	6 Month Return	2022 YTD Return	One Year Return	2020-Present Return
Diffusion Pharmaceuticals Stock Price	-29.9%	-67.3%	-78.7%	-78.4%
S&P 500	-10.9%	-21.3%	-20.2%	+15.1%
Nasdaq Biotechnology Index	+6.6%	-13.6%	-21.4%	+7.9%
$400-$2,000M MC Biotech Index (n=235)	+7.4%	-31.6%	-44.5%	-33.7%
Sub $400M MC Biotech Index (n=365)	-13.0%	-45.2%	-58.0%	-45.2%

 Source: Capital IQ as of 11/03/2022. Custom indices reflect US listed biotech companies in designated market cap ranges at 12/31/2019 and adds in subsequent IPOs where the post-money valuation falls in the market cap criteria

On numerous occasions, the Company received a warning from the Nasdaq Stock Market, LLC (“Nasdaq”) for lack of compliance with continued listing standards. Specifically, the Company’s stock price was unable to maintain the minimum $1.00 bid price required by the Nasdaq Capital Market for continued listing on the exchange. As a result, multiple reverse stock splits were necessary to maintain the listing of its common stock on the Nasdaq Capital Market.

	Reverse Stock Split Ratio	Approximate Reduction of Common Shares Outstanding
Date
August 18, 2016	1:10	93,200,000
December 13, 2018	1:15	47,200,000
April 18, 2022	1:50	100,000,000

Source: Company press releases

The Company received a warning from Nasdaq for lack of compliance with continued listing standards on May 29, 2020, but it regained compliance with the minimum bid price requirement on June 1, 2020 without implementing a reverse split. On May 23, 2017, the Company received a minimum equity rule warning from Nasdaq and subsequently announced that it had regained compliance with the minimum stockholder’s equity requirement of $2.5 million on November 14, 2022.

Diffusion’s Assets are Unlikely to Produce Further Stockholder Value Under Current Management In Our View

Although Diffusion has spent over a decade attempting to develop its lead asset, Trans Sodium Crocetinate (TSC), across a broad spectrum of indications, in our view it has yet to accomplish any sort of meaningful operational milestones other than the wasteful spending of immense cash resources and a commensurate destruction of stockholder value.

The Company has initiated multiple phase 1, 2 and 3 trials over the last 15 years and has yet produce a single clinical read-out showing any statistical efficacy for TSC or showing any clinical benefit whatsoever. In every clinical instance, the Company has either prematurely terminated its trial, or failed to meet both the primary and secondary clinical end points previously investigated. TSC has been Phase 3 ready since 2015, but the Board and management continue to run backwards in clinical development and run additional safety studies, for an asset that has already been proven safe on multiple occasions. Furthermore, we believe the Company has not accurately and transparently reported their clinical data, and, consequently, we have concerns the Company’s leadership has not upheld its fiduciary duties.

TSC has been in clinical development for such a significant amount of time, that the Company’s patents and intellectual property will (without obtaining extensions) begin to expire within the next four years, rendering any additional development of the TSC asset pointless, an issue that is incremental to our view that the likelihood of approval by the federal regulators has a very low probability.

The Company, in its own filings, on multiple occasions over the last five years, has disclosed that it is actively seeking an investor/partner/buyer who has the ability and desire to develop TSC, yet at no time has there been any indication that any investor/partner/buyer stepped forward. This seeming complete lack of interest in TSC, in our view, is a clear statement on the perceived value of TSC and a reflection of the leadership’s mismanagement of the asset. We would expect that a Phase 3 ready asset, with any level of marketability should have been purchased by a larger pharmaceutical company, especially given the Company’s market capitalization.

We Believe Diffusion Has a Demonstrated Disregard For Stockholders and a Long Track Record of Operational Shortcomings, Poor Capital Allocation Decisions and Dilutive Financings

Diffusion in its current form became a public company in January 8, 2016 pursuant to a merger with its public company predecessor, RestorGenex Corporation. At the time, the Company’s clinical pipeline was primarily comprised of TSC, the same asset the Company is still developing today – nearly seven years later:

Source: Diffusion 10-K filing, 3/31/2017

According to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 31, 2017, Diffusion completed a Phase 1/2 Trial of TSC combined with first-line radiation and chemotherapy in patients newly diagnosed with primary brain cancer in 2015. Based on those results and an End-of-Phase 2 meeting with the U.S. Food and Drug Administration (the “FDA”) in August 2015, the Company developed guidelines for a pivotal Phase 3 registration study in GBM (glioblastoma multiforme). At the time, the Company also planned to conduct trials of TSC in pancreatic cancer and metastatic brain cancer.

According to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on April 2, 2018, the Phase 3 INTACT trial in GBM began enrollment in January 2018 – over two years after their meeting with the FDA. The Company also still planned to conduct trials of TSC in pancreatic cancer, metastatic brain cancer, and added the development of a potential Phase 2 trial of TSC in the treatment of acute ischemic stroke, as set forth below. We question why the Company was expending time and resources developing alternative indications for TSC despite taking over two years to begin enrollment in the Phase 3 trial for treatment of GBM, the Company’s leading indication for TSC.

Source: Diffusion 10-K filing, 4/2/2018

On November 19, 2019, the Company presented data from the 19-patient, open-label, dose-escalation lead-in portion of its Phase 3 study of TSC plus standard of care, and announced the presentation of additional data on December 10, 2019.1

Less than a month later, the Company announced a $3.5 million registered direct offering, the third public offering it would complete that year – totaling approximately $14.0 million in gross proceeds, which, among other things, diluted the holdings of the Company’s existing stockholders. In its amended press release announcing the transaction, the Company stated that “[it] intends to use the net proceeds from the offering, together with approximately $3.5 million the Company received from exercise of warrants since November 15, 2019, to fund research and development of its lead product candidate, TSC, including clinical trial activities, and for general corporate purposes. Diffusion believes its cash and cash equivalents as of the date hereof, including the receipt of proceeds from the offerings, are sufficient to fund operations for at least the next 12 months.”2

On March 17, 2020, the Company issued a press release regarding its 2019 financial results and business updates, including the commenced enrollment in its Phase 2 clinical trial testing TSC for the treatment of acute stroke – PHAST-TSC (Pre-Hospital Administration of Stroke Therapy-TSC). The Company also announced the issuance of two European patents for TSC in multiple indications, including in combination with tissue plasminogen activator (tPA) to treat ischemic stroke – according to the Company, the only treatment approved by the FDA for the treatment of stroke.

Despite the multiple 2019 capital raises to fund clinical development of TSC, the initiation of enrollment in the PHAST-TSC trial, and the statements by the Company that cash resources were sufficient to continue operations for the next year, the Company quietly signaled that it was financially distressed in various public communications. In its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on March 17, 2020, the Company stated that, although it had designed and initiated a trial with the intention of enrolling 236 patients in total across both a safety lead-in and a randomized section, “commencement of enrollment in the randomization portion of the INTACT Phase 3 Trial is contingent upon our entering into a strategic partnership providing the necessary resources to undertake the full trial.” Additionally, in its March 17, 2020 press release discussing its 2019 financial results and business update, the Company stated, regarding its newly initiated PHAST-TSC Trial, “We expect to complete the study and report topline data during 2022, subject to receipt of adequate funding.” Given the Company’s multiple 2019 capital raises and its announcement just three months earlier that it had sufficient funds to continue operations for at least the next 12 months, we question why the Company appeared to suddenly lack the resources and/or funding to continue its development of TSC in these indications and, alternatively, why this need was not previously disclosed.

On March 24, 2020, just six days after issuing its revised press release discussing 2019 financial results and the commencement of its Phase 2 PHAST-TSC trial, the Company issued a press release stating that it anticipated slowed enrollment in its trial in acute stroke due to the COVID-19 pandemic. One week later, on April 1, 2020, the Company announced that it was evaluating TSC as a potential treatment for Acute Respiratory Distress Syndrome (ARDS) in COVID-19 patients. Once again, we question why the Company was undertaking the evaluation of a new indication for TSC despite its failure to progress the Phase 3 trial ready indication for GBM and its lack of resources to develop the alternative indications for TSC that it already had in its pipeline.

On May 11, 2020, the Company issued a press release discussing its first quarter 2020 financial results, and provided a business update. This included, among other items, an announcement that the Company would expand its development of TSC to include COVID-19-related ARDS, and would pause its Phase 2 on-ambulance stroke trial due to enrollment delays. On September 10, 2020, the Company announced that it had dosed its first two patients in its open-label Phase 1b lead-in trial of TSC in hospitalized COVID-19 patients.

1 Company Press Releases, November 19, 2019 and December 10, 2019: https://investors.diffusionpharma.com/News/news-details/2019/Diffusion-Pharmaceuticals-Presents-Early-Findings-Showing-Increased-Survival-in-Lead-in-Portion-of-Phase-3-Glioblastoma-Study-with-TSC-plus-Standard-of-Care/default.aspx

https://investors.diffusionpharma.com/News/news-details/2019/Diffusion-Pharmaceuticals-Presents-Data-Suggesting-Optimized-TSC-Dosing-Regimen-Increases-Survival-in-Newly-Diagnosed-Inoperable-Glioblastoma-Patients/default.aspx.

2 Company Press Release, December 12, 2019

On November 11, 2020, the Company issued a press release discussing its third quarter financial and operational results, including its announcement that it had ended the quarter with $21.9 million in cash and equivalents on hand, which would sufficiently fund completion of its ongoing COVID-19 trials. Notably, unlike its press releases regarding the prior two quarters, the Company did not mention its ongoing GBM or stroke programs. Its comments on these two programs can be found in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2020:

“[We] determined we did not have the resources to support the randomized portion of the INTACT Trial. Further development of TSC in GBM is contingent upon our ability to raise additional capital or enter into a strategic partnership.”

“Due to, among other factors, the delays and other challenges related to COVID-19 discussed above under the heading –TSC in COVID-19, and the substantial capital needs to complete the trial, we determined to begin winding down the PHAST-TSC Trial. Further development of TSC in stroke is contingent upon our ability raise additional capital or enter into a strategic partnership.”

The Company quietly made the decision to unceremoniously discontinue both of its ex-COVID developmental programs due to the anticipated expenses despite the comparatively strong financial position of the Company at the time: “At quarter-close we had more than $25 million in cash, the largest cash balance on hand since becoming a public company” – Ex-Chairman and CEO David Kalergis, Company Press Release dated August 10, 2020. Given the Company’s record amount of cash on hand and that GBM was previously the leading indication for TSC in the Company’s pipeline, we question the motives for discontinuing the development of the GBM indication for TSC and why the Company’s announcement of its discontinuation of this developmental program was not disclosed in a more prominent manner.

On February 16, 2021, the Company issued a press release announcing the completion of its Phase 1b study of TSC in hospitalized COVID-19 patients – “the primary objective of the trial was to evaluate the safety and tolerability of TSC administered on a more frequent dosing regimen not previously tested in a clinical trial setting. Secondary endpoints included pharmacokinetic measurement of TSC levels after dosing, relative improvements in blood oxygen levels, and certain other clinical parameters related to COVID-19. Evaluation of secondary endpoint data is ongoing and will be available early in the second quarter of 2021.” The Company also announced two additional clinical studies designed to evaluate the efficacy of TSC – the TCOM (transcutaneous oximeter) study, a randomized, blinded, and placebo-controlled trial to determine oxygen delivery in peripheral tissues versus placebo, and the DLCO study, which would measure the effects of TSC on the ability of the lungs to transfer gas from inspired air to the bloodstream in patients with previously diagnosed interstitial lung disease. Both of these studies were intended to provide dose-response data that the Company believed “[would] guide its product and commercial development strategies.”3

On February 18, 2021, the Company issued a press release announcing the closing of an underwritten public offering, including full exercise of the underwriter’s option to purchase additional shares of common stock, resulting in total gross proceeds raised of approximately $34.5 million. The Company stated that the proceeds of the offering would be used “to fund research and development of its lead product candidate, [TSC], including the TCOM Study, the DLCO Study, and other clinical trial activities, and for general corporate purposes.”4

3 Company Press Release, February 16, 2021:

https://investors.diffusionpharma.com/News/news-details/2021/Diffusion-Pharmaceuticals-Completes-Phase-1b-Study-of-TSC-in-Hospitalized-COVID-19-Patients/default.aspx

4 Company Press Release, February 18, 2021:

https://investors.diffusionpharma.com/News/news-details/2021/Diffusion-Pharmaceuticals-Announces-Full-Exercise-of-Underwriters-Option-to-Purchase-Additional-Shares-of-Common-Stock/default.aspx

On March 17, 2021, the Company issued a press release discussing its 2020 financial results and provided a business update, including the planned initiation of three additional trials (the “Oxygenation Trials”), which included the previously described TCOM and DLCO studies, as well as its Hypoxia trial, which would evaluate the effects of TSC on maximal oxygen consumption (VO2) and partial pressure of blood oxygen (PaO2) in healthy volunteers exposed to conditions that induce hypoxia. Once again, given the Company’s mixed messaging with respect to needing additional funds or a strategic partnership to further develop TSC for the indications already in the Company’s pipeline, we are unsure why the Company felt compelled to explore alternative indications for TSC at this juncture that would require additional time and resources that the Company may or may not have had.

On May 10, 2021, the Company issued a press release announcing final results from its Phase 1b trial of TSC in hospitalized COVID-19 patients, including its analysis of secondary and exploratory endpoints. However, in a letter to stockholders, dated September 9, 2021 from CEO Dr. Cobuzzi, he disclosed that “it is important to recall that the COVID-19 trial was designed as a safety and tolerability study only and was not designed or powered to evaluate TSC’s efficacy as a treatment for COVID-19.”

On June 30, 2021, the Company issued a press release announcing topline results from the TCOM trial of TSC:

“In this trial, transcutaneous oxygen monitoring [] was used to measure the direct pharmacodynamic effects of TSC on peripheral tissue oxygenation in healthy normal volunteers. Topline results were based upon analyses of primary endpoint data, which indicate, as compared to placebo, a positive dose-response trend in TCOM readings after TSC administration that persisted through the measurement period. Due in part to the small number of healthy subjects in each cohort, and the inherent variability of tcpO2 measurement, the magnitude of effect was not statistically significant; however, the trends in the primary endpoint data indicated an improvement in peripheral oxygenation compared to placebo”.

On November 10, 2021, the Company issued a press release discussing its 2021 Q3 financial results and provided a business update, including announcing its intent to further develop TSC, with hypoxic solid tumors as its next lead indication. The Company also stated its intent to dose the first subjects in the Altitude trial and to initiate the ILD-DLCO trial later that year.

On November 22, 2021, the Company issued a press release announcing the dosing of its first participants in the Altitude trial. On December 16, 2021, the Company issued a press release announcing the dosing of its first patients in its ILD-DLCO trial.

On June 23, 2022, the Company issued a press release announcing topline results from the Altitude trial of TSC. Specific results included positive effects on lactate and pH observed with a TSC 2.5 mg/kg dose versus the baseline measurement when compared to placebo (p <0.1).

On July 26, 2022, the Company issued a press release announcing its intention to initiate a Phase 2 trial of TSC in patients with newly diagnosed glioblastoma, with a planned initiation by end of 2022.

In its Quarterly Report on Form 10-Q, dated On August 12, 2022, the Company stated that “on August 9, 2022, in order to, among other things, dedicate more of our human and other resources to [our GBM study] and our business development activities, as well as ongoing challenges enrolling patients in clinical trials for respiratory indications during the ongoing COVID-19 pandemic, we made the decision to terminate recruitment and enrollment in the ILD-DLCO Trial and begin winding the trial down.” The Company did not issue a press release regarding the trial termination and did not disclose the trial termination in the press release dated August 11, 2022 reporting the second quarter results and business update.

In our view, the Company’s actions as outlined above, which do not appear to us to be in the best interest of stockholders, are a cause for concern and demonstrate, what we believe is, a track record of poor operational execution, capital allocation, transparency and leadership.

It Appears to Us That the Company Has Failed to Generate Any Meaningful Value from TSC Since Going Public and We Believe the Board Cannot Be Trusted to Oversee the Company Going Forward

We believe that the Company has failed to make any meaningful operational progress to further develop TSC and instead the Company has continuously eroded its cash balances and stockholder value with, what appear to us as, ill-conceived efforts to find alternative uses for TSC. The timeline set forth above demonstrates a prolonged track record of enormously deficient operational performance, poor capital allocation decisions, and a substantial lack of transparency with stockholders and the market and an utter disregard for the best interest of stockholders, in our view. We believe the points below represent certain significant operational missteps, poor capital allocation decisions, and other actions generally not in the best interest of stockholders:

•	Initiated a Phase 3 trial of TSC in GBM with an intended total enrollment of 236 patients despite a well-known complete lack of funding to complete the full trial, resulting in a tremendous waste of limited cash resources and a substantial operational opportunity cost. This resulted in the enrollment of only 19 patients in the lead-in portion of the trial, and did not produce any meaningful efficacy data. This trial was quietly discontinued approximately one year later.

•	Initiated a Phase 2 trial of TSC in the treatment of acute stroke that was intended to last for nearly three years across over 20 trial sites, despite knowingly having insufficient cash reserves on the balance sheet to sustain the trial for the next twelve months. This trial was also quietly discontinued approximately one year later due to the intensive capital requirements, once again representing a substantial opportunity cost and wasting limited cash resources.

•	Continuously raised capital numerous times in quantities that were insufficient to support any meaningful operational progress beyond general and administrative spend, at the cost of significant and punitive levels of dilution to stockholders.

•	Abandoned the Company’s legacy TSC programs in favor of developmental efforts around COVID-19-related indications, raising substantial capital around those programs, and failing to produce any meaningful efficacy data in COVID-19 or to pursue the indication beyond the initial Phase 1b trial.

•	Initiated multiple Phase 1 clinical trials (collectively the “Oxygenation Trials”), which were described as central to the Company’s ‘core development strategy’ to “[provide] important additional data related to TSC dose and oxygenation as well as the mechanism of action”[5] – despite the fact that TSC has been in late-stage development in similar indications since as early as 2009 – with such poor trial design that two of the trials failed to meet statistical significance in key endpoints, and the third was quietly terminated early (mention of which was buried in the Company’s Quarterly Report on Form 10-Q).

•	Mystifyingly elected to move forward with development of TSC in a new Phase 2 trial in GBM after previously abandoning an in-progress Phase 3 trial in the same indication, with the intention of evaluating the “safety and efficacy” of TSC – even though the asset has been examined in numerous Phase 1 trials within the past several years alone, including in GBM.

•	Repeatedly took actions that appeared to be intended to obfuscate the Company’s operational results to stockholders, including burying critical disclosures in SEC filings, rather than in dedicated press releases or even in quarterly press releases discussing financial, operational, and business results and updates for the period.

5 Company Press Release, September 9, 2021 – Letter to Shareholders:

https://investors.diffusionpharma.com/News/news-details/2021/Diffusion-Pharmaceuticals-Issues-Letter-to-Shareholders/default.aspx

•	Failed to generate any meaningful efficacy data in any indication despite initiating a number of trials across a variety of therapeutic areas. The Company’s management and Board appear averse to pursuing any clinical research in any setting that evaluates TSC for any quality beyond safety.

The Company’s management and Board have, in our view, consistently failed to generate any sort of meaningful positive value inflection for investors to date – in fact, they have yet to even complete a single trial evaluating the efficacy of TSC despite raising tens of millions of dollars and performing a variety of clinical trials across a spectrum of indications – with an asset that was Phase 3-ready in 2015. We believe that they have not demonstrated the competence required to run a strategic process, including the business development efforts required to salvage what little value remains for stockholders today.

The Board and Management Team Are Not Aligned With Stockholders In Our View

A significant majority of the Board’s and management team’s respective ownership of Diffusion securities is represented by derivative securities granted to them in connection with their employment at the Company or service on the Board. They collectively beneficially own only approximately 2.3% of the Company’s outstanding shares according to the Company’s proxy statement, only a small minority of which is represented by actual direct holdings of Common Stock.

While Diffusion has continually failed to deliver stockholder value, the poor stock performance is not felt by the Board or management team, as common equity makes up a small amount of their total compensation. Such egregious misalignment between the Company leadership and stockholders is yet another reason why we believe the Board and management team are unfit to lead efforts to deliver stockholder value as their de minimis positions in the Company provide little incentive to effect the best transaction possible. As one of the largest Diffusion stockholders, LifeSci’s interests are aligned with the stockholder base, which is why we have nominated a slate of highly qualified directors who we believe will explore all options to maximize value for stockholders.

We Believe Our Nominees Are the Right Individuals to Help Maximize Value for Diffusion Stockholders

We do not believe the Board has shown a commitment to maximizing value for the Company’s stockholders. We have sought to engage with the Board on our views and yet the Board has not appeared to take our concerns seriously. Despite the Company continually underperforming macro and industry specific indices over many horizons, the Board appears to believe that the current leadership team can now unlock stockholder value that it previously could not. We strongly believe that the current leadership of Diffusion are unworthy stewards of our Company and are not qualified to lead the Company at this critical juncture.

We are disappointed that, in our engagement with the Company, the Board has actively resisted our ideas for creating stockholder value. For example, a client advised by LS Capital offered to acquire all outstanding shares of the Company for $6.58 per share on October 16, 2022, representing a 20% premium at the time of the offer and a 24% premium based on the closing price as of November 3, 2022, which was unceremoniously rejected by the Board.

We also do not believe the Board’s nor management’s interests are adequately aligned with those of Diffusion’s stockholders as most of the directors and management own insignificant amounts of the Company’s stock. In addition, we do not believe the track record of the current Board should provide stockholders with confidence in the current leadership group’s ability to create value or credibly to lead a robust review of strategic alternatives.

In light of the issues we have summarized herein and our unsuccessful attempts at engaging constructively with the Board to enact much-needed change, we have nominated six independent and highly qualified director candidates who possess deep experience in the biotech industry and in finance, capital allocation, corporate transactions, strategy and governance. We believe the LifeSci Nominees will bring much needed skillsets and experience to the Board and will be able to guide the Company through an effective and efficient strategic review process as demonstrated by their biographies below.

Jill Davidson

•	Ms. Davidson has significant expertise in the pharmaceutical industry and currently serves as the President of Fast Scripts LLC, an early-stage medical service provider to those recovering from opioid addiction

•	Previously, Ms. Davidson served in c-suite level roles at medical care providers Omnicare, Inc. and Clasen Long Term Care Pharmacy. She was also the President of the Missouri-Illinois Gateway Hemophilia Association and the Vice President of the National Pharmacy Roundtable.

•	Ms. Davidson is the Co-Manager of SkiProp LLC and the Manager of Davidson LLC, which both own various rental properties.

Tenzin Khangsar

•	Mr. Khangsar is the Principal at Snowlion Ventures, a Vancouver-based financial consulting firm, and was previously an advisor to Deloitte Touche and a Managing Director and Executive Vice President for RCI Capital Group.

•	Mr. Khangsar has served as an executive advisor for privately-held emerging growth companies and publicly-traded corporations alike, advising on financial strategy and execution and organizational infrastructure to support governance matters, among which include Google LLC, Key, Empower Clinics Inc. (CSE: CBDT) and Dapper Labs.

•	Mr. Khangsar also previously served in various government roles in Canada’s Office of the Prime Minister and the Minister of Immigration, including as Chief of Staff, and served as Honorary Counsel to the Government of Mongolia, Chair of the Multicultural Advisory Committee of British Columbia and Director and President of the Canada-India Business Council.

•	He also previously served on the board of directors of Northstar Trade Finance, a financial services provider, and Planterra, a non-profit dedicated to sustainable community development through travel, and has significant experience serving in executive roles at non-profit organizations.

Jeffrey Kimbell

•	Mr. Kimbell has extensive experience in the healthcare industry as well as significant advisory and government experience, and he currently serves as the President of Jeffrey J. Kimbell & Associates, a client service provider to the life sciences industry.

•	Mr. Kimbell served on President George W. Bush’s Transition Team Advisory Committee for the U.S. Department of Health and Human Services.

•	Previously, he served as Founding Partner of Advyzom, LLC, a leading boutique consulting company specializing in highly strategic regulatory and development advice and services for the pharmaceutical and healthcare industries.

•	Mr. Kimbell previously served as the first Executive Director of the Medical Device Manufacturers Association, one of the leading educational and advocacy association advancing the interests of innovative and entrepreneurial medical device manufacturers in the United States.

Jessica M. Lockett

•	Ms. Lockett currently serves as a Partner at Lockett + Horwitz, PLC.

•	Ms. Lockett has extensive knowledge of the capital markets and securities laws, and as a corporate and securities law attorney, she has experience representing public and private companies at various stages of development with corporate governance and securities matters, as well as advising on mergers and acquisitions, financing, and fundraising activities.

•	Ms. Lockett currently serves on the board of directors of Ammo, Inc. (NASDAQ: POWW).

Jeffrey Max

•	Mr. Max has extensive experience as a c-suite level executive across a variety of industries. He currently serves as the CEO of Ascent Solar Technologies, and previously served as CEO of Agile Space Industries, Inc., Rezolve, Inc., Venda, Inc. and WhiteLight Systems, Inc., and as President of Powa Technologies, Inc.

•	Mr. Max currently serves as a director of Orbital Assembly Corporation.

•	Mr. Max previously served as a Managing Partner of La Plata Capital Partners, LLC, and as a Senior Advisor to Liiv Group, two investment-based companies.

•	Mr. Max also previously served as Managing Director PLR Advisors, Ltd., a capital markets and technology consulting firm, and Executive Vice President of OptiMark Technologies Inc., a stock-trading technology developer.

John Ziegler MD

•	Dr. Ziegler is currently the Chief Medical Officer of Promedim Ltd., a firm specializing in the oversight of pharmaceutical clinical trials, and also serves as the Managing Partner of Mountain Anesthesia PLLC (d/b/a Premier Healthcare Partners).

•	Dr. Ziegler has served as a consultant to the pharmaceutical industry since 2012 and, in that capacity, has acted as the Medical Director of many clinical trials and drug development programs for a number of pharmaceutical companies and clinical research organizations, and is also a Fellow of the American Society of Anesthesiologists.

•	Dr. Ziegler previously served on the board of directors of LifeSci Acquisition Corp (formerly NASDAQ: LSAC).

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of seven (7) directors, six (6) of whom will be standing for reelection at the Annual Meeting and one (1) of whom will not. We are seeking your support at the Annual Meeting to elect our six (6) LifeSci Nominees, Jill Davidson, Tenzin Khangsar, Jeffrey Kimbell, Jessica M. Lockett, Jeffrey Max and John Ziegler, for terms ending at the Company’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”). Your vote to elect the LifeSci Nominees will have the legal effect of replacing the entire Board with the LifeSci Nominees. If at least four (4) of our LifeSci Nominees are elected, they will represent a majority of the members of the Board.

This Proxy Statement includes the information required to be provided to the Company pursuant to the Universal Proxy Rules, including Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This proxy statement includes the names of all nominees for whom we intend to solicit proxies. Further, we intend to solicit the holders of shares of Common Stock representing at least 67% of the voting power of the shares of Common Stock entitled to vote on the election of directors in support of director nominees other than the Company’s nominees.

THE LIFESCI NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of each of the LifeSci Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the LifeSci Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the LifeSci Nominees. All of the LifeSci Nominees, other than Mr. Khangsar, are citizens of the United States. Mr. Khangsar is a citizen of Canada.

Jill Davidson, age 65, has served as President of Fast Scripts LLC, an early-stage medical service provider to those recovering from opioid addiction, since March 2021; Co-Manager of SkiProp LLC, an owner of rental properties, since April 2015; and Manager of Davidson LLC, an owner of various businesses and rental properties, since 1996. Previously, Ms. Davidson served as Vice President at Omnicare, Inc. (“Omnicare”), a comprehensive pharmaceutical and chronic care service provider, from 1997 to 1999. Prior to that, she served as Chief Operating Officer of Clasen Long Term Care Pharmacy, a medical services provider, from 1989 until it was acquired by Omnicare in 1997. Ms. Davidson has previously served as President of the Missouri-Illinois Gateway Hemophilia Association, from 2002 to 2003, and Vice President of the National Pharmacy Roundtable, from 1995 to 1996. Ms. Davidson received her B.A. in Pharmacy from the University of Kentucky, College of Pharmacy.

We believe Ms. Davidson’s significant executive-level management experience in the medical services industry will make her a valuable addition to the Board.

Tenzin Khangsar, age 50, currently serves as Principal at Snowlion Ventures, a Vancouver-based financial consulting firm, a position he has held since 2014. Mr. Khangsar has served as an executive advisor for privately-held emerging growth companies and publicly-traded corporations alike, advising on financial strategy and execution and organizational infrastructure to support governance matters, among which include Google LLC, Alphabet Inc.’s (NASDAQ: GOOGL) internet and technology product development segment, since June 2020; Key, a real estate technology company, since July 2020; Empower Clinics Inc. (CSE: CBDT), a medical diagnostics and laboratory processing provider, since September 2020; and Dapper Labs, a software developer harnessing blockchain technology to develop new forms of digital entertainment, since May 2020. Prior to that, Mr. Khangsar served as an advisor at Deloitte Touché Tohmatsu Limited, a global professional services firm, from 2014 to 2016, and as Managing Director and Executive Vice President at RCI Capital Group Inc., an investment bank specializing in the energy and natural resources sectors, from 2012 to 2014. Prior to that, he served in various government roles in Canada’s Office of the Prime Minister and the Minister of Immigration, including Chief of Staff, Senior Advisor, and Director, from 2006 to 2012. Mr. Khangsar served as Honorary Counsel to the Government of Mongolia, from January 2016 to January 2020; Chair of the Multicultural Advisory Committee of British Columbia from 2013 to 2016; and Director and President of the Canada-India Business Council in 2013. Earlier in his career, Mr. Khangsar worked in the television and telecommunications sectors, including cofounding Invidex, a video transmission software developer, from 1999 to 2006, until it was acquired by Aldea Solutions Inc. (formerly Aldeavision Inc.), a leading provider of television and media services in Canadian markets. He started his career as a sports journalist for CBC-TV, serving from 1993 to 1997. Mr. Khangsar previously served on the board of directors of each of Northstar Trade Finance, a financial services provider, from 2015 to 2017, and Planeterra, a non-profit organization dedicated to sustainable community development through travel, from January 2016 to January 2020. He also has significant experience serving in executive roles at non-profit organizations. Since February 2020, he has served as the Chair of the board of trustees for the Dalai Lama Center for Peace and Education and Buddha Without Borders. He received his Bachelor of Commerce, Finance and International Business, from McGill University.

We believe Mr. Khangsar’s extensive knowledge of the capital markets and governance practices as a result of his investment experience and advisory expertise, will make him a valuable addition to the Board.

Jeffrey Kimbell, age 52, has served as President of Jeffrey J. Kimbell & Associates (“Kimbell & Associates”), a 16-person, 70-client service provider to the life sciences industry based in Park City, Utah, and Washington, D.C., since 1998. Mr. Kimbell has also served as Co-Founder and President of Magnum Entertainment Group, a full-service entertainment event planning firm, since 2004, and as Managing Director of Jackalope Real Estate, LLC, an owner and operator of real estate, since 2001. Previously, he served as Founding Partner of Advyzom, LLC, a leading boutique consulting company specializing in highly strategic regulatory and development advice and services for the pharmaceutical and healthcare industries, from 2011 to 2014. Before establishing Kimbell & Associates, Mr. Kimbell served as the first Executive Director of the Medical Device Manufacturers Association, the leading educational and advocacy association advancing the interests of innovative and entrepreneurial medical device manufacturers in the United States, from 1994 to 1998. Prior to that, Mr. Kimbell was a Personal Aide to former U.S. Senator Howard H. Baker, Jr., Personal Attaché to former U.S. Secretary of State Lawrence S. Eagleburger, and worked for former U.S. Congressman Sam Johnson. From 2001 to 2008, Mr. Kimbell served on President George W. Bush’s Transition Team Advisory Committee for the U.S. Department of Health and Human Services. Mr. Kimbell has served as an Advisor to the board of directors of BioUtah, a life sciences trade association based in Utah, since January 2021. In addition, Mr. Kimbell previously served as Political Action Committee Chairman of the Safari Club International (“SCI”), a wildlife conservation and game management organization, and as Chairman of the SCI Hunter Defense Fund and as President of both the City Tavern Club of Washington and the Capital Club. Mr. Kimbell received his B.A. in Political Science from Southern Methodist University.

We believe that Mr. Kimbell’s extensive experience in the pharmaceutical and healthcare industries and his significant advisory and government experience will make him a valuable addition to the Board.

Jessica M. Lockett, age 36, currently serves as Partner at Lockett + Horwitz, PLC (f/k/a Horwitz + Armstrong, PLC), since January 2021, and served as an Associate from August 2016 to January 2021. Ms. Lockett is a corporate and securities law attorney representing public and private companies at various stages of development with corporate governance and securities matters, as well as advising on mergers and acquisitions, financing, fundraising activities, and going-public transactions. Ms. Lockett currently serves on the board of directors of Ammo, Inc. (NASDAQ: POWW), a leading producer of high performance ammunition and components, since December 2020. Ms. Lockett is an active member of the State Bar of California. She received her B.A. in Psychology from the University of Arizona and her J.D., cum laude, from Thomas Jefferson School of Law.

We belive Ms. Lockett’s extensive knowledge of the capital markets and securities laws, together with her public company board experience, will make her a valuable addition to the Board.

Jeffrey Max, age 65, currently serves as Chief Executive Officer of Ascent Solar Technologies, Inc. (NASDAQ: ASTI), a solar technology and power solutions provider, a position he has held since September 2022. Mr. Max also serves as Managing Partner of La Plata Capital Partners LLC, a privately owned investment company, since March 2016, and as a Senior Advisor to Liiv Group, an investment firm headquartered in New York City with portfolio companies providing media production, marketing, and advertising services, since June 2018. Previously, Mr. Max served as Chairman and Chief Executive Officer of Agile Space Industries, Inc., an in-space propulsion solutions provider, specializing in additively manufactured hypergolic chemical systems, from August 2019 to March 2022. Prior to that, Mr. Max was Chief Executive Officer of Rezolve, Inc., a mobile commerce and mobile engagement firm, from March 2016 to July 2019. Prior to that, he was President of Powa Technologies, Inc., a mobile commerce and ecommerce firm, from 2014 to 2016. Prior to that, Mr. Max was Chief Executive Officer of both Venda, Inc., an e-commerce software as a service company, from 2003 to 2014, and of WhiteLight Systems, Inc., a data analytics company, from 2002 to 2003, until it was acquired by SunGard Data Systems, a subsidiary of Fidelity National Information Services, Inc. (NYSE: FIS), in 2003. Earlier in his career, Mr. Max served as a Managing Director at PLR Advisors, Ltd., a capital markets and technology consulting firm, from 2001 to 2002, and as an Executive Vice President at OptiMark Technologies Inc., a stock-trading technology developer, from 1997 to 2000. Mr. Max currently serves on the board of directors of Orbital Assembly Corporation, an aviation and aerospace component manufacturer, since September 2022. Mr. Max received his B.A. from the University of California, Santa Cruz.

We believe that Mr. Max’s substantive experience from serving as chief executive officer at multiple private and public companies, as well as his board and leadership experience, makes him well-suited to serve on the Board.

John Ziegler MD, age 64, has served as a consultant to Harbor Clinical, a clinical biotechnology research services firm based in Boston, Massachusetts, since July 2020, and as Chief Medical Officer of Promedim Ltd., a U.K.-based clinical research oversight firm specializing in the oversight of pharmaceutical clinical trials, since 2016. Dr. Ziegler has also served as Managing Partner of Mountain Anesthesia PLLC (d/b/a Premier Healthcare Partners (“Premier Healthcare”)), a full-service medical provider, since 2010, and previously served in various management and senior level positions at a number of healthcare organizations since 1989, including as Critical Care Physician and Cardiac Anesthesiologist. Dr. Ziegler recently served on the board of directors of LifeSci Acquisition Corp. (formerly NASDAQ: LSAC) (n/k/a, Vincerx Pharma, Inc. (NASDAQ: VINC)), a special purpose acquisition company, from March 2020 to December 2020. He is also a Fellow of the American Society of Anesthesiologists. Dr. Ziegler received a B.A. in both Biology and Chemistry from Indiana University, Bloomington, and his Doctorate in Medicine from Emory University School of Medicine.

We believe that Dr. Ziegler’s over 30 years of experience in the healthcare and biotechnology industries, as well as his extensive leadership expertise, will make him a valuable addition to the Board.

The principal business address of Ms. Davidson is 1984 E Weber Canyon Road, PO Box 663, Oakley Utah 84055. The principal business address of Mr. Khangsar is 2149 Shafton Place, West Vancouver, British Columbia, V7V 3B2. The principal business address of Mr. Kimbell is 950 Aerie Drive, Park City, Utah 84060. The principal business address of Ms. Lockett is 2 South Pointe Ste. 275, Lake Forest, California 92630. The principal business address of Mr. Max is 1071 S Lakeside Dr., Hesperus, Colorado 81326. The principal business address of Dr. Ziegler is 3088 Meadows Drive, Park City, Utah 84060.

As of the date hereof, none of the LifeSci Nominees own beneficially or of record any securities of the Company and none of the LifeSci Nominees have entered into any transactions in securities of the Company during the past two years.

LifeSci believes that each of the LifeSci Nominees presently is, and if elected as a director of the Company, each of the LifeSci Nominees would be, an “independent director” within the meaning of applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, LifeSci acknowledges that no director of a NASDAQ listed company qualifies as “independent” under the NASDAQ listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, LifeSci acknowledges that if any LifeSci Nominee is elected, the determination of such LifeSci Nominee’s independence under the NASDAQ listing standards ultimately rests with the judgment and discretion of the Board. No LifeSci Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Other than as stated herein, there are no arrangements or understandings between or among any of the Participants or any other person or persons pursuant to which the nomination of the LifeSci Nominees described herein is to be made, other than the consent by each of the LifeSci Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. None of the LifeSci Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

If LifeSci Master Fund is successful in obtaining stockholder approval for the election of three (3) or more of the Nominees at the Annual Meeting, then a change of control of the Board may be deemed to have occurred under certain of the Company’s material contracts. Based on a review of the Company’s material contracts and agreements, such a change of control may trigger certain change of control provisions or payments contained therein as described below.

Pursuant to the Company’s Employment Agreements (the “Employment Agreements”), entered into between the Company and its executive officers, including Dr. Cobuzzi, Dr. Galloway, Ms. Jaeger and Messrs. Hornung and Elder, a change of control will be deemed to have occurred if, among other things, during any period of 12 consecutive months, the individuals who, at the beginning of such period, constitute the Board, and any new director whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the 12-month period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board.

In the event that LifeSci is successful in electing three (3) or more of the LifeSci Nominees, a change of control under the Employment Agreements could be triggered, however, the change of control provisions under the Employment Agreements are double-trigger provisions, meaning that a change of control in and of itself does not trigger any payments or benefits under the Employment Agreements, but rather there would also need to be a qualifying termination of the affected executives or resignation for “good reason” before any additional or accelerated obligations are triggered. Specifically, under the Employment Agreements, executive officers are entitled to change of control payments and severance benefits in the event that there is a change of control of the Company and, (A) within 24 months following a change of control or (B) within 60 days prior to a change of control, either the executive resigns for good reason or the executive experiences an involuntary termination of employment for reasons other than cause.

Further, under the terms of the stock option agreements with the Company’s named executive officers, upon a completion of a “change of control” (as defined in the Company’s 2015 Equity Incentive Plan (the “2015 Plan”)), options held by the Company’s named executive officers will become immediately vested and remain exercisable through their expiration date regardless of whether the holder remains in the employment or service of the Company after the change of control. Alternatively, in connection with a change of control, the Compensation Committee may, in its sole discretion, cash out the options. Under the 2015 Plan, a change in control occurs if, among other things, during any period of 12 consecutive months, the individuals who, at the beginning of such period, constitute the Board, and any new director whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the 12-month period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board.

LifeSci has not independently verified if the copies of the agreements publicly filed by the Company with the SEC and discussed above (collectively, the “Company Agreements”) are the same as the actual executed copies of the agreements, and the analyses above are based on our review of the Company’s public SEC filings. While we are not aware of any, there may be other agreements that may be triggered by a change of control in connection with the nomination and/or election of the Nominees. The discussion of the potential impact of the nomination is based entirely upon our review of the Company Agreements. Notwithstanding the foregoing, LifeSci would expect the Board, consistent with its fiduciary duties, to take any and all action necessary to render inapplicable any change of control provision that would be triggered by the nomination and/or election of the LifeSci Nominees under the Company Agreements, as necessary and to the extent applicable and permitted.

According to the Company, the Board has approved the nomination of each LifeSci Nominee for election at the 2022 Annual Meeting for the purpose of avoiding triggering any change of control provision under the Company Agreements.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no LifeSci Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no LifeSci Nominee directly or indirectly beneficially owns any securities of the Company; (iii) no LifeSci Nominee owns any securities of the Company which are owned of record but not beneficially; (iv) no LifeSci Nominee has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any LifeSci Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no LifeSci Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any LifeSci Nominee owns beneficially, directly or indirectly, any securities of the Company; (viii) no LifeSci Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no LifeSci Nominee or any of his or her associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no LifeSci Nominee or any of his or her associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no LifeSci Nominee has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no LifeSci Nominee holds any positions or offices with the Company; (xiii) no LifeSci Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the LifeSci Nominees has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any LifeSci Nominee or any of his or her associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the LifeSci Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

We do not expect that any of the LifeSci Nominees will be unable to stand for election, but, in the event any LifeSci Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE universal proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s Bylaws, as amended (the “Bylaws”) and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any LifeSci Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of Common Stock represented by the enclosed BLUE universal proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under Diffusion’s organizational documents and applicable law, if Diffusion increases the size of the Board above its existing size. Additional nominations made pursuant to the preceding sentence are without prejudice to our position that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of the Company’s corporate machinery.

LifeSci and Diffusion will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Each of the LifeSci Nominees has consented to being named as a nominee for election as a director of the Company in a proxy statement relating to the Annual Meeting. Stockholders will have the ability to vote for up to six (6) nominees on LifeSci’s enclosed BLUE universal proxy card. Any stockholder who wishes to vote for any combination of the Company’s nominees and the LifeSci Nominees may do so on LifeSci’s enclosed BLUE universal proxy card. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote.

The Company has disclosed that six (6) candidates can be elected to the Board at the Annual Meeting. We are soliciting proxies to elect the LifeSci Nominees. Certain information about the Company’s nominees is set forth in the Company’s proxy statement. LifeSci is not responsible for the accuracy or completeness of any information provided by or relating to Diffusion or its nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, Diffusion or any other statements that Diffusion or its representatives have made or may otherwise make.

Stockholders are permitted to vote for less than six (6) nominees or for any combination (up to six total) of the LifeSci Nominees and the Company’s nominees on the BLUE universal proxy card. IMPORTANTLY, IF YOU MARK MORE THAN SIX “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE LIFESCI NOMINEES ON THE ENCLOSED BLUE UNIVERSAL PROXY CARD.

PROPOSAL NO. 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee has selected KPMG LLP (“KPMG”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.

As discussed in the Company’s proxy statement, neither the Bylaws nor Diffusion’s other governing documents or law require stockholder ratification of the selection of KPMG as the Company’s independent registered public accounting firm. According to the Company’s proxy statement, if the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the Company’s best interests and the best interests of the Company’s stockholders.

WE MAKE NO RECOMMENDATION WITH RESPECT TO RATIFICATION OF THE SELECTION OF KPMG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2022, AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL NO. 3

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Board is providing the Company’s stockholders with an advisory vote on executive compensation pursuant to the Dodd-Frank Act Wall Street Reform and Consumer Protection Act of 2010 and Section 14A of the Exchange Act. This advisory vote, commonly known as a “say-on-pay” vote, is an annual, non-binding vote on the compensation paid to the Company’s named executive officers as described in the Company’s proxy statement under the heading “Executive Compensation”, including the Summary Compensation Table and the other related tables and narrative disclosure.

The Company is requesting stockholder approval of the compensation of the Company’s named executive officers as disclosed in the Company’s proxy statement. This “say-on-pay” vote gives stockholders the opportunity to express their views on the Company’s executive compensation. The vote is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the compensation philosophy, policies and practices described in the Company’s proxy statement.

Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the stockholders of Diffusion Pharmaceuticals Inc. hereby approve, on an advisory basis, the compensation paid to the named executive officers during the year ended December 31, 2021, as described in this Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the “Executive Compensation” section, the Summary Compensation Table and the other related tables and narrative disclosure.”

According to the Company’s proxy statement, as this is an advisory vote, the outcome of the vote is not binding on the Company with respect to future executive compensation decisions, including those relating to the Company’s named executive officers, or otherwise. However, the Compensation Committee and the Board will take into account the outcome of the vote when considering future executive compensation decisions.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION PAID TO THE COMPANY’S NAMED EXECUTIVE OFFICERS, AS DESCRIBED IN THE COMPANY’S PROXY STATEMENT, AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Each stockholder is entitled to one vote per share of Common Stock held on all matters submitted to a vote of stockholders. Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, LifeSci believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed BLUE universal proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the LifeSci Nominees to the Board, FOR the ratification of the selection of KPMG as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, AGAINST approval, on an advisory basis, of the compensation of the Company’s named executive officers during the year ended December 31, 2021, as disclosed in the Company’s proxy statement, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

The Company has disclosed that six (6) candidates can be elected to the Board at the Annual Meeting. We are soliciting proxies to elect the six (6) LifeSci Nominees. LifeSci and Diffusion will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to six (6) nominees on LifeSci’s enclosed BLUE universal proxy card. Any stockholder who wishes to vote for any combination of the Company’s nominees and the LifeSci Nominees may do so on LifeSci’s BLUE universal proxy card. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote.

Stockholders are permitted to vote for less than six (6) nominees or for any combination (up to six total) of the LifeSci Nominees and the Company’s nominees on the BLUE universal proxy card. We believe that voting on the BLUE universal proxy card provides the best opportunity for stockholders to elect all of the LifeSci Nominees and achieve the best Board composition overall, since, according to the Company, any stockholder voting on the white proxy card that does not specify how to vote with respect to any nominee will have their shares voted by the proxies “for” the Board’s six nominees for director. LifeSci therefore urges stockholders to use our BLUE universal proxy card to vote “FOR” the six LifeSci Nominees.

OUR BLUE UNIVERSAL PROXY CARD WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE SIX (6) LIFESCI NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN SIX “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

VIRTUAL MEETING

The Company has disclosed that the Annual Meeting will be held exclusively online via a live webcast on the Internet. You will not be able to attend the Annual Meeting in person at a physical location. To participate in the Annual Meeting, you must pre-register by following the instructions set forth below.

The meeting webcast will begin promptly at 8:00 a.m. Eastern Time and you should allow ample time for check-in procedures.

Registered Stockholders

According to the Company’s proxy statement, stockholders of record as of the Record Date may register to participate in the Annual Meeting remotely by visiting the website www.cesonlineservices.com/dffn22_vm. Please have your proxy card, or notice, containing your control number available and follow the instructions to complete your registration request. After registering, stockholders will receive a confirmation email with a link and instructions for accessing the virtual Annual Meeting. Requests to register to participate in the Annual Meeting remotely must be received no later than 8:00 a.m., Eastern Time, on December 29, 2022.

Beneficial Stockholders

According to the Company’s proxy statement, stockholders whose shares are held through a broker, bank or other nominee as of the Record Date may register to participate in the Annual Meeting remotely by visiting the website www.cesonlineservices.com/dffn22_vm. Please have your Voting Instruction Form, notice, or other communication containing your control number available and follow the instructions to complete your registration request. After registering, stockholders will receive a confirmation email with a link and instructions for accessing the virtual Annual Meeting. Requests to register to participate in the Annual Meeting remotely must be received no later than 8:00 a.m., Eastern Time, on December 29, 2022. If you are a beneficial stockholder and you wish to vote your shares online during the virtual Annual Meeting, rather than submitting your voting instructions before the Annual Meeting, you will need to contact your bank, broker or other nominee to obtain a legal proxy form that you will need to submit electronically with your ballot during the online virtual Annual Meeting using a PDF, JPG, JPEG, GIF or PNG file format.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting under the Bylaws and Delaware law. For the Annual Meeting, the presence, virtually or by proxy, of the holders of 33.4% of the outstanding shares of Common Stock as of the Record Date will constitute a quorum for the transaction of business at the Annual Meeting.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a stockholder of record, you must deliver your vote by mail or attend the Annual Meeting virtually and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting. Accordingly, unless you vote via the BLUE universal proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on the proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company’s proxy statement, directors are elected by a plurality vote. As a result, the six director nominees receiving the greatest number of “FOR” votes will be elected as directors. If you vote “FOR” less than six (6) nominees in Proposal No. 1, your shares will only be voted “FOR” those nominees you have so marked. If you vote “FOR” more than six (6) nominees, all of your votes on Proposal No. 1 will be invalid and will not be counted. Abstentions, withhold votes, and any broker non-votes will have no direct effect on the outcome of the election of directors.

Ratification of Selection of Independent Registered Public Accounting Firm ─ According to the Company’s proxy statement, the affirmative vote of the holders of a majority of shares present virtually or represented by proxy and entitled to vote on the proposal is required to ratify the selection of KPMG. The Company has indicated that abstentions will be counted as votes “AGAINST” this proposal. Broker-non-votes will not be counted as votes cast and will have no effect on the result of the vote on this proposal.

Advisory Vote on Executive Compensation ─ According to the Company’s proxy statement, with respect to the advisory vote on executive compensation, in order to be approved, this proposal must receive the affirmative vote of the holders of a majority of shares present virtually or represented by proxy and entitled to vote. The Company has indicated that abstentions will be counted as votes “AGAINST” this proposal. Broker-non-votes will not be counted as votes cast and will have no effect on the result of the vote on this proposal.

Under applicable Delaware law, appraisal rights are not applicable to the voting on any matter to be considered at the Annual Meeting. If you sign and submit your BLUE universal proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with LifeSci’s recommendations specified herein and in accordance with the discretion of the persons named on the BLUE universal proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to the completion of voting at the Annual Meeting by attending the Annual Meeting and voting in person (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy), by delivering a written notice of revocation, or by signing and delivering a subsequently dated proxy which is properly completed. The latest dated proxy is the only one that will be counted. The revocation may be delivered either to LifeSci in care of InvestorCom at the address set forth on the back cover of this Proxy Statement or to the Company at 300 East Main Street, Suite 201, Charlottesville, Virginia 22902, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to LifeSci in care of InvestorCom at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares entitled to be voted at the Annual Meeting. Additionally, InvestorCom may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the LifeSci Nominees.

IF YOU WISH TO VOTE FOR THE LIFESCI NOMINEES, PLEASE SIGN, DATE AND RETURN THE ENCLOSED BLUE UNIVERSAL PROXY CARD TODAY IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by LifeSci. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

LifeSci Master Fund has entered into an agreement with InvestorCom for solicitation and advisory services in connection with this solicitation, for which InvestorCom will receive a fee of $[______], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. InvestorCom will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. LifeSci has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. LifeSci Master Fund will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that InvestorCom will employ approximately [__] persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by LifeSci Master Fund. Costs of this solicitation of proxies are currently estimated to be approximately $[_____] (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). LifeSci estimates that through the date hereof its expenses in connection with this solicitation are approximately $[_____]. To the extent legally permissible, if LifeSci is successful in its proxy solicitation, LifeSci Master Fund intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. LifeSci Master Fund does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Participants in the solicitation are anticipated to be LifeSci Master Fund, LifeSci Special Opportunities, LifeSci Offshore, LifeSci GP, LifeSci Management, Pirate Cove, Mr. Dobkin and the LifeSci Nominees.

The principal business address of each of LifeSci Master Fund, LifeSci Offshore and Pirate Cove is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. The principal business address of each of LifeSci Special Opportunities Fund, LifeSci GP, LifeSci Management and Mr. Dobkin is 250 West 55th Street New York, New York 10019.

The principal business of LifeSci Master Fund and Pirate Cove is investing in securities. Each of LifeSci Special Opportunities and LifeSci Offshore is a private investment partnership that serves as a feeder fund of LifeSci Master Fund. In addition, LifeSci Offshore serves as the parent entity of Pirate Cove, its wholly owned subsidiary. The principal business of LifeSci GP is serving as the general partner of LifeSci Special Opportunities and LifeSci Master Fund. The principal business of LifeSci Management is serving as the investment manager of LifeSci Master Fund. The principal occupation of Mr. Dobkin is serving as managing member of each of LifeSci GP and LifeSci Management.

As of the date hereof, LifeSci Master Fund beneficially owns 96,976 shares of Common Stock, including 1,000 shares of Common Stock beneficially owned directly by Pirate Cove. LifeSci Special Opportunities, as a feeder fund of LifeSci Master Fund, may be deemed to beneficially own the 96,976 shares of Common Stock beneficially owned by LifeSci Master Fund. LifeSci Offshore, as a feeder fund of LifeSci Master Fund, may be deemed to beneficially own the 96,976 shares of Common Stock beneficially owned by LifeSci Master Fund. LifeSci GP, as the general partner of LifeSci Master Fund, may be deemed to beneficially own the 96,976 shares of Common Stock beneficially owned by LifeSci Master Fund. LifeSci Management, as the investment manager of LifeSci Master Fund, may be deemed to beneficially own the 96,976 shares of Common Stock beneficially owned by LifeSci Master Fund. Mr. Dobkin, as managing member of each of LifeSci GP and LifeSci Management, may be deemed to beneficially own the 96,976 shares of Common Stock beneficially owned by LifeSci Master Fund. For information regarding purchases and sales of securities of the Company during the past two (2) years by certain of the Participants, see Schedule I.

For information regarding transactions in the securities of the Company by the Participants during the past two years, please see Schedule I attached hereto.

The shares of Common Stock owned directly by LifeSci Master Fund and Pirate Cove were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Mr. Dobkin, by virtue of his relationship with LS Capital, where he serves as a managing director, will be entitled to receive certain fees and related compensation in the event that the Company completes a transaction with any of LS Capital’s investment banking clients. Mr. Dobkin has indicated his intention to waive any such fee or compensation that he stands to receive in the event of any transaction between a client of LS Capital and the Company. Other than as set forth herein, no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as disclosed herein, with respect to each of the LifeSci Nominees, (a) none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act (“Regulation S-K”) occurred during the past ten years, (b) there are no relationships involving any LifeSci Nominee or any LifeSci Nominee’s associates that would have required disclosure under Item 407(e)(4) of Regulation S- K had such LifeSci Nominee been a director of the Company, and (c) none of the LifeSci Nominees nor any of their associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, or was subject to any other compensation arrangement described in Item 402 of Regulation S-K.

There are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to the LifeSci Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

OTHER MATTERS AND ADDITIONAL INFORMATION

LifeSci is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which LifeSci is not aware of at a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, InvestorCom, at the address set forth on the back cover of this Proxy Statement, or call toll free at (877) 972-0090. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of LifeSci.

This Proxy Statement is dated ________, 2022. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement, under the rules of the SEC, stockholders wishing to have a proposal included in the Company’s proxy statement for the 2023 Annual Meeting must submit the proposal so that the Corporate Secretary of the Company receives it no later than 120 days prior to the one-year anniversary of the date of the Company’s proxy statement. The SEC rules set forth standards as to what stockholder proposals are required to be included in a proxy statement. Under the Bylaws, certain procedures must be followed for a stockholder to nominate persons as directors or to introduce a proposal at an annual meeting of stockholders. Subject to certain exceptions described in the Bylaws, a stockholder wishing to make a nomination for election to the Board or to have a proposal presented at an annual meeting of stockholders must submit written notice of such nomination or proposal so that the Corporate Secretary of the Company receives it no later than the date which is 90 days prior to the one year anniversary of the Company’s proxy statement and no earlier than the date which is 120 days prior to the one year anniversary of the Company’s proxy statement. The Bylaws also set forth certain informational requirements for stockholders’ nominations of directors and proposals.

In addition to satisfying the requirements under the Bylaws with respect to advance notice of any nomination, any stockholder that intends to solicit proxies in support of director nominees other than the Company’s director nominees must provide the requisite written notice to the Company in accordance with Rule 14a-19 of the Exchange Act.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2023 Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by LifeSci that such procedures are legal, valid or binding.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. STOCKHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. STOCKHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

________________

Your vote is important. No matter how many shares of Common Stock you own, please vote to elect the LifeSci Nominees by marking, signing, dating and mailing the enclosed BLUE universal proxy card promptly.

LifeSci Special Opportunities Master Fund Ltd.

_________________, 2022

SCHEDULE I

TRANSACTIONS IN SECURITIES OF the COMPANY DURING THE PAST TWO YEARS

Nature of Transaction	Securities Purchased/(Sold)	Date of Purchase/Sale

LIFESCI SPECIAL OPPORTINITIES MASTER FUND LTD.

Purchase of Common Stock	6,000	05/02/2022
Purchase of Common Stock	10,000	05/03/2022
Purchase of Common Stock	6,990	05/04/2022
Purchase of Common Stock	4,610	05/05/2022
Purchase of Common Stock	1,500	05/06/2022
Purchase of Common Stock	6,900	05/09/2022
Purchase of Common Stock	4,890	05/10/2022
Purchase of Common Stock	5,110	05/11/2022
Purchase of Common Stock	60	06/14/2022
Purchase of Common Stock	450	06/16/2022
Purchase of Common Stock	140	06/17/2022
Purchase of Common Stock	1,000	06/27/2022
Purchase of Common Stock	9,112	06/29/2022
Purchase of Common Stock	5,000	07/05/2022
Purchase of Common Stock	5,000	07/28/2022
Purchase of Common Stock	2,870	07/29/2022
Purchase of Common Stock	1,924	08/02/2022
Purchase of Common Stock	513	08/22/2022
Purchase of Common Stock	5,897	09/01/2022
Purchase of Common Stock	1,113	09/02/2022
Purchase of Common Stock	1,082	09/06/2022
Purchase of Common Stock	1,202	09/07/2022
Purchase of Common Stock	2,191	09/08/2022
Purchase of Common Stock	3,798	09/09/2022
Purchase of Common Stock	250	09/20/2022
Purchase of Common Stock	1,071	09/21/2022
Purchase of Common Stock	394	09/22/2022
Purchase of Common Stock	1,587	09/23/2022
Purchase of Common Stock	2,991	09/26/2022
Purchase of Common Stock	13	09/29/2022
Purchase of Common Stock	356	09/30/2022
Purchase of Common Stock	1,519	10/03/2022
Purchase of Common Stock	1,090	10/11/2022
Purchase of Common Stock	55	10/12/2022
Purchase of Common Stock	104	10/13/2022
Purchase of Common Stock	94	10/14/2022
Purchase of Common Stock	100	10/17/2022
Disposition of Common Stock[1]	1,000	11/18/2022

I-1

PIRATE COVE CAPITAL LTD.

Receipt of Common Stock[1]	1,000	11/18/2022

________________________

1 Represents an internal transfer of shares from LifeSci Special Opportunities Master Fund Ltd. to Pirate Cove Capital Ltd.

I-2

SCHEDULE II

The following table is reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on December 5, 2022.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Based on information available to us and filings with the SEC, the following table sets forth certain information regarding the beneficial ownership (as defined by Rule 13d-3 under the Exchange Act) of our outstanding common stock as of the Record Date for (i) each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock, if any, (ii) each of our current directors and nominees for director; (iii) each of our current named executive officers (as defined in Item 402(a)(3) of Regulation S-K under the Exchange Act); and (iv) all of our current directors, nominees for director, and named executive officers as a group. As of the Record Date, no beneficial owner owned 5% or more of the shares of common stock then outstanding.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, shares of common stock issuable under stock options or warrants that are exercisable or convertible within 60 days of the Record Date are deemed outstanding for the purpose of computing the beneficial ownership percentage of the holder thereof, but are not deemed outstanding for the purpose of computing the beneficial ownership percentage of any other person. Ownership is based upon information provided by each respective director and officer and public documents filed with the SEC, including Forms 3 and 4, Schedules 13D and 13G and certain other documents, which information may not be accurate as of the Record Date.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over their shares of common stock, except for those jointly owned with that person’s spouse. Unless otherwise indicated below, the address of each person listed on the table is c/o Diffusion Pharmaceuticals Inc. 300 East Main Street, Suite 201, Charlottesville, Virginia 22902.

Name and Address of Beneficial Owner	Number of Shares(1)	Percentage of Total Voting Power(2)

Current Directors and Director Nominees
Robert Adams (3)	3,585	*
Robert J. Cobuzzi, Jr., Ph.D. (4)	7,329	*
Eric Francois (5)	3,332	*
Mark T. Giles (6)	4,589	*
Jane H. Hollingsworth (7)	4,083	*
Diana Lanchoney, M.D. (8)	3,332	*
Alan Levin (9)	3,487	*
Named Executive Officers (other than Dr. Cobuzzi)
William R. Elder (10)	4,854	*
Christopher D. Galloway, M.D. (11)	6,226	*
William K. Hornung (12)	5,399	*
Raven Jaeger (13)	1,556	*
All Current Directors, Director Nominees, and Named Executive Officers as a Group
(eleven persons) (14)	47,772	2.3%

* Indicates less than 1.0%

1)	Includes shares of common stock held as of the Record Date plus shares of common stock that may be acquired upon exercise of options, warrants and other rights exercisable within 60 days of the Record Date.

2)	Based on an estimated 2,039,441 shares of common stock issued and outstanding as of the Record Date. The percentage ownership and voting power for each person (or all directors and executive officers as a group) is calculated by assuming (i) the exercise or conversion of all options, warrants and convertible securities exercisable or convertible within 60 days of the Record Date held by such person and (ii) the non-exercise and non-conversion of all outstanding warrants, options and convertible securities held by all other persons (including our other directors and executive officers).

3)	Consists of (a) 34 shares held directly by Mr. Adams, (b) 12 shares held jointly with Mr. Adams’ wife, (c) 25 shares held for the benefit of Mr. Adams in his 401(k) retirement account, and (d) 3,514 shares of common stock issuable upon the exercise of options exercisable within 60 days of the Record Date.

4)	Consists of (a) 1,410 shares held directly by Dr. Cobuzzi and (b) 5,919 shares of common stock issuable upon the exercise of options exercisable within 60 days of the Record Date.

5)	Consists of 3,332 shares of common stock issuable upon the exercise of options exercisable within 60 days of the Record Date.

6)	Consists of (a) 5 shares held for the benefit of Mr. Giles in his individual retirement account, (b) 1,070 shares held by MTG Investment Holdings, LLC, and (c) 3,514 shares of common stock issuable upon the exercise of options exercisable within 60 days of the Record Date. Mr. Giles is the sole member of MTG Investment Holdings, LLC and may be deemed to be the beneficial owner of such securities. Mr. Giles disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

7)	Consists of (a) 886 shares held directly by Ms. Hollingsworth, (b) 183 shares of common stock issuable upon vesting of restricted stock units expected to vest within 60 days of the Record Date, and (c) 3,014 shares of common stock issuable upon the exercise of options exercisable within 60 days of the Record Date.

8)	Consists of 3,332 shares of common stock issuable upon the exercise of options exercisable within 60 days of the Record Date.

9)	Consists of (a) 33 shares held by Mr. Levin directly and (b) 3,454 shares of common stock issuable upon the exercise of options exercisable within 60 days of the Record Date.

10)	Consists of (a) 400 shares held directly by Mr. Elder and (b) 4,454 shares of common stock issuable upon the exercise of options exercisable within 60 days of the Record Date.

11)	Consists of (a) 400 shares held for the benefit of Dr. Galloway in his individual retirement account, (b) 200 shares held for the benefit of Dr. Galloway’s wife in her individual retirement account, and (c) 5,626 shares of common stock issuable upon the exercise of options exercisable within 60 days of the Record Date.

12)	Consists of 5,399 shares of common stock issuable upon the exercise of options exercisable within 60 days of the Record Date.

13)	Consists of 1,556 shares of common stock issuable upon the exercise of options exercisable within 60 days of the Record Date.

14)	Includes (a) 43,114 shares of common stock issuable upon the exercise of options exercisable within 60 days of the Record Date and (b) 183 shares of common stock issuable upon vesting of restricted stock units expected to vest within 60 days of the Record Date.

IMPORTANT

Your vote is important. No matter how many shares of Common Stock you own, please give LifeSci your proxy FOR the election of the LifeSci Nominees and in accordance with LifeSci’s recommendations on the other proposals on the agenda for the Annual Meeting by SIGNING, DATING AND MAILING the enclosed BLUE universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a broker, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact InvestorCom at the phone number or address set forth below.

19 Old Kings Highway S. – Suite 130

Darien, Connecticut 06820

Toll Free (877) 972-0090

Banks and Brokers call collect (203) 972-9300

info@investor-com.com

4

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED DECEMBER 6, 2022

DIFFUSION PHARMACEUTICALS INC.

2022 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF LIFESCI SPECIAL OPPORTINITIES MASTER FUND LTD. AND THE OTHER PARTICIPANTS IN ITS SOLICITATION

THE BOARD OF DIRECTORS OF DIFFUSION PHARMACEUTICALS INC.
IS NOT SOLICITING THIS PROXY

P R O X Y

The undersigned appoints David Dobkin and John Grau and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock, par value $0.001 per share, of Diffusion Pharmaceuticals Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2022 Annual Meeting of Stockholders of the Company scheduled to be held virtually via a live webcast on December 30, 2022 at 8:00 a.m. Eastern Time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown LifeSci Special Opportunities Master Fund Ltd. (together with the other participants in its solicitation “LifeSci”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE SIX (6) LIFESCI NOMINEES IN PROPOSAL NO. 1, “FOR” PROPOSAL NO. 2 AND “AGAINST” PROPOSAL NO. 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with LifeSci’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

LIFESCI STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “for” THE SIX LIFESCI NOMINEES, AND NOT TO VOTE “FOR” ANY OF THE REMAINING COMPANY NOMINEES LISTED BELOW IN PROPOSAL NO. 1.

YOU MAY SUBMIT VOTES “FOR” UP TO SIX NOMINEES IN TOTAL. YOU ARE PERMITTED TO VOTE FOR LESS THAN SIX NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN SIX “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN SIX “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY “FOR” THOSE NOMINEES YOU HAVE SO MARKED.

1.	Election of Directors.

LIFESCI Nominees	FOR	WITHHOLD
a) Jill Davidson	☐	☐
b) Tenzin Khangsar	☐	☐
c) Jeffrey Kimbell	☐	☐
d) Jessica M. Lockett	☐	☐
e) Jeffrey Max	☐	☐
f) John Ziegler	☐	☐

COMPANY Nominees OPPOSED BY LIFESCI	FOR	WITHHOLD
a) Robert Adams	☐	☐
b) Robert J. Cobuzzi	☐	☐
c) Mark T. Giles	☐	☐
d) Jane H. Hollingsworth	☐	☐
e) Diana Lanchoney	☐	☐
f) Alan Levin	☐	☐

LIFESCI MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL NO. 2.

2.	The Company’s proposal to ratify the selection of KPMG LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2022.

☐ FOR	☐ AGAINST	☐ ABSTAIN

LIFESCI MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL NO. 3.

3.	The Company’s proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers during the year ended December 31, 2021.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS